

05036180

UF 3-21-05 * *

UNITED STATES
S AND EXCHANGE COMMISSION
'ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III MAR – 1 2005

SEC FILE NUMBER
8-51750

FACING PAGE 213
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY
    MILLER TABAK + CO., LLC

                                                                    FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    331 MADISON AVENUE - 12TH FLOOR
_____
                            (No. and Street)

NEW YORK   **NY**   **10017**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    BRETT MAYBROWN   **(212) 370-0040**
                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    KAUFMANN, GALLUCCI & GRUMER LLP
_____
                    (Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA   **NEW YORK**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE: **PROCESSED**
    ☒ Certified Public Accountant
    ☐ Public Accountant   APR 0 4 2005
    ☐ Accountant not resident in United States or any of its possessions.
                                                            THOMSON
                                                            FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by
a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless the form
                        displays a currently valid OMS control number.



OATH OR AFFIRMATION

I, __JEFFREY D. MILLER_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MILLER TABAK & CO., LLC_____, as

of __DECEMBER 31_____, 20 _04_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

THE FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION OF THE COMPANY ARE MADE AVAILABLE

TO ALL OF THE COMPANY MEMBERS AND ALLIED MEMBERS OF THE NEW YORK STOCK EXCHANGE, INC.

_____
Signature

MEMBER OF THE MANAGING MEMBER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Miller Tabak + Co., LLC

Financial Statements and Supplemental Information

Years ended December 31, 2004 and 2003

Contents

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2004

with Report of Independent Auditors

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2004

Contents



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Members of
  Miller Tabak + Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 17, 2005

Kaufmann Gallucci & Grumer LLP

-1-

MILLER TABAK + CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

(In Thousands)

Assets

Cash	$	1,343
Due from brokers and dealers		22,462
Securities owned, at market value		11,069
Investments		1,837
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $7,915 in 2004		4,977
Other assets		1,633
Total assets	$	43,321

Liabilities and members' equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	25,406
Accrued expenses and other liabilities		4,849
		30,255
Commitments and contingencies		
Subordinated note		1,000
Members' equity before related receivables		18,013
Less: receivables from members		(5,947)
Members' equity		12,066
Total Liabilities and members' equity	$	43,321

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"). In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company effects trades in equities, fixed income instruments, options and futures, both on a proprietary basis and on behalf of its customers, which include institutions and some individuals. The Company clears its transactions on a fully disclosed basis through Bear Stearns Securities Corp. and Neuberger Berman, LLC. In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2004 and 2003, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 54% and 49% membership interest in the total members' equity, respectively, before deducting receivables from members, of the Company. At December 31, 2004 and 2003, MTH Holdings, Inc. ("Holdings"), a New York corporation, and an affiliate of the Company, had a 26% and 28% interest in the total members' equity, before deducting receivables from members. The percentages of members' equity takes into account the managing member's good faith estimate of the fair value of the Company's investment in MTR.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

All securities transactions and related revenue and expenses are recorded on a trade date basis.

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition (continued)

December 31, 2004

(In Thousands)

2. Significant Accounting Policies (continued)

Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net investment and trading gains in the statement of income. Market value is generally based on the last sales price as of the end of the year, or if such security did not trade on such day, the most recent sales price in which a sales price was reported by a major securities exchange. In the absence of quoted values or when quoted values arc not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Investments represent equity interests in operating entities reflected in the financial statements based on the equity method of accounting.

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or their estimated useful lives.

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statements of financial condition.

3. Due from Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned although at December 31, 2004, the Company had no margin debt.

4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined or $250. At December 31, 2004, the Company had net capital of $3,004 which exceeded required net capital by $2,754.

The Company was permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the year ended December 31, 2004, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consists of the following:

Securities owned, at market value:	
Equity securities	$ 6,973
Listed options	4,096
	$11,069
Securities sold, not yet purchased, at market value:	
Equity securities	$16,125
Listed options	9,281
	$25,406

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned may be pledged to the clearing broker on terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

6. Investments

Miller Tabak Roberts Securities, LLC ("MTR"):

MTR is a registered broker-dealer with the SEC and a member of the National Association of Securities Dealers. Inc. ("NASD"). The Company's investment in MTR amounts to $1,751 at December 31, 2004. At December 31, 2004, the Company's membership interest in MTR amounted to 23.8%.

Miller Tabak Roberts Securities (UK) LLP

During 2004 the Company invested $86 for a 23.8% interest in a limited liability partnership. The entity has been formed to operate a securities business in the United Kingdom.

BSAM Risk Solutions LLC ("BSAM")

The Company owned an interest in Measurisk, LLC (formerly Derivative Associates). During 2003 the Company purchased the interest of the remaining owners. The investment was subsequently written off during that year. In February 2004 the Company exchanged this interest for an interest in BSAM.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statements of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statements of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2004, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and therefore, is subject to the credit risk of the financial institution.

Substantially all of the Company's due from brokers and dealers and securities owned, are held at its clearing brokers and therefore, are subject to the credit risk of the clearing brokers.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreements, the Company is required to reimburse the clearing brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing brokers for the customer accounts at December 31, 2004.

8. Related Party Transactions

At December 31, 2004, equity notes receivable from members totaled $626 and bear interest at 4%. Other amounts of $5,320 at December 31, 2004, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. Members' equity is reported net of related receivables from members in the accompanying statements of financial condition.

Pursuant to the Company's operating agreement, the managing member is entitled to a fee for services rendered in connection with the management and operation of the Company. For the year ended December 31, 2004, the managing member fee also takes into account the managing member's good faith estimate of the fair value of the Company's investment in MTR. The Company's investment in MTR is reflected in the accompanying financial statements based on the equity method of accounting, which differs from fair value.

8. Related Party Transactions (continued)

Pursuant to a Facilities Management Agreement (the "FMA"), the Company provided general and administrative services to MTR, including providing office space, furniture and equipment, office management, trading support personnel, clearance services and maintaining books and records (collectively, "Administrative Services"). As compensation for providing Administrative Services, the Company receives a fee based on a percentage of net realized trading gains of MTR plus reimbursement of certain specific costs benefiting MTR.

During December 2004 the Company and MTR mutually agreed to terminate the FMA arrangement effective January 1, 2005. The new arrangement calls for a separation of facilities and a transfer of certain personnel during the next year. The Company shall account for the facilities relinquished to MTR, as a change in the estimate of the economic useful life of said assets. Other expenses related to the termination will be recorded when such costs can be estimated and are deemed to be probable of occurring.

9. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

10. Commitments and Contingencies

The Company is obligated under noncancelable operating leases, which are primarily for its office facilities. The lease terms will end in the year 2011. At December 31, 2004, the approximate future minimum payments on non-cancelable operating leases are as follows:

Year ended December 31,	
2005	$ 420
2006	394
2007	394
2008	394
2009	394
Thereafter	656
Total	$2,652

The Company remains contingently liable on the leaseholds assigned to MTR.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2004, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

11. Subordinated borrowing

The Company is indebted for a borrowing subordinated to the claims of general creditors amounting to $1,000 at December 31, 2004. The terms of the borrowing provide that interest shall be charged at 30 day LIBOR plus 5%. The note matures in July 2005.

The subordinated note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. The subordinated note may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.